August 6, 2009

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:	Weight Watchers International, Inc.
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed March 4, 2009
File No. 1-16769

Dear Mr. Spirgel:

This letter sets forth below the detailed responses of Weight Watchers International, Inc. and all of its subsidiaries (“we” or the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated July 9, 2009 with respect to the above-referenced Form 10-K (the “2008 10-K”). In responding to the Staff’s comments, we have included the original comments from your letter, followed by our response. This letter has been filed with the Commission as correspondence through EDGAR.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention to our filing. Please feel free to call me at the telephone number provided at the end of this letter.

Form 10-K for the Year Ended January 3, 2009

Goodwill and Other Indefinite-lived Intangibles, page 35

1.	We note that you account for the franchise rights reacquired as an indefinite-lived intangible asset. Please tell us in detail how you considered each factor in paragraph 11 of SFAS 142 in concluding that these rights have indefinite useful lives. We note that most of your franchise agreements are perpetual and can be terminated only upon a material breach or bankruptcy of the franchisee. Please tell us the percentage of the reacquired franchise rights that are perpetual and the percentage that are not perpetual. If franchise agreements that were not perpetual were reacquired, tell us why you believe that they have indefinite useful lives.

COMPANY RESPONSE:

With regard to approximately 84% of the franchise rights acquired, the pre-existing franchise agreements provided for an exclusive, perpetual right to conduct the meetings business using the Weight Watchers brand in a specific geographic territory. For approximately 16% of the franchise rights acquired, while the pre-existing franchise agreements provided for an exclusive right to conduct the meetings business using the Weight Watchers brand in a specific geographic territory, the agreements were not perpetual as they provided these rights for a specified period of time.

In reviewing the guidance in paragraph 11 of SFAS 142, the Company considered the following factors in determining that the useful life of these reacquired franchise rights should be indefinite:

•

The Company evaluated the estimated period of time these rights were expected to generate future cash flows. Based on the Company’s continued operation of these franchises, the historical cash flows of the geographic territories prior to their acquisition, the continued cash flows of acquired geographic territories post-acquisition (even in the current economic environment), the strength of the Weight Watchers brand, the absence (other than in the United Kingdom) of significant direct competition in the market for the Company’s meetings business, and the anticipated continued demand for the meetings business in these territories, the Company did not foresee any time when future cash flows from these territories would cease to exist.

•	There were no legal or regulatory issues that would limit the useful lives of these rights.

•	The maintenance expenditures associated with obtaining the expected future cash flows were not material in relation to the carrying value of these rights.

•

After examining the effects of obsolescence, demand and other economic factors, including the stability of the industry and known technological advances, the Company determined that these rights would continue to be meaningful and contribute future cash flows to the Company.

•

With respect to the rights that were not perpetual, the Company determined the rights are effectively perpetual because, among other things, (1) at the time of acquisition and thereafter, the Company intends to provide weight loss services in these territories for an indefinite period of time and (2) there are no regulatory, legal or contractual limitations on the renewal of these rights in perpetuity.

In consideration of the factors noted above, the Company concluded that the useful life for the reacquired franchise rights should be indefinite, including those rights for which the grant under pre-existing franchise agreements is not perpetual.

2.	We note that franchise rights reacquired account for 67% of total assets as of January 3, 2009. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. We note that you performed your annual impairment test as of the end of fiscal 2008 and concluded that the franchise rights reacquired were not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

In light of the significance of your franchise rights reacquired balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of the franchise rights reacquired. Specifically, we believe you should provide the following information:

•	Disclose the carrying value of the intangible asset for each unit of accounting.

•

Describe the nature of the valuation techniques you employed in performing the impairment tests. If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the franchise rights reacquired intangible asset. If you used a hypothetical build-up or start-up method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

•

Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

•

Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent decline in your discount rate.

•	Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

COMPANY RESPONSE:

At the end of fiscal 2008, the Company estimated that over 99% of the carrying value of our franchise rights acquired had a fair value of at least 1.5 times their respective carrying amounts and over 90% of the carrying value of our franchise rights acquired had a fair value of at least 7.5 times their respective carrying amounts. In North America (“NACO”), the region which held approximately 88% of the franchise rights acquired, the aggregate fair value of our franchise rights acquired was approximately 7.6 times the aggregate carrying value. Given that there is a significant difference between the fair value and carrying value of our franchise rights acquired, the Company believes there are currently no reasonably likely changes in assumptions that would cause an impairment and thus, the Company determined that no further sensitivity analysis was necessary.

In response to the Staff’s comments, the Company intends to include in its future filings, beginning with its Form 10-K for fiscal 2009, expanded disclosure in the Company’s Critical Accounting Policies related to these reacquired franchise rights similar to the following (changes in bold), based on the Goodwill and Other Indefinite-lived Intangible Assets disclosure on page 35 of the

2008 10-K:

“We review goodwill and other indefinite-lived intangible assets, including franchise rights acquired, for potential impairment on at least an annual basis or more often if events so require. We performed fair value impairment testing as of the end of fiscal 2008 and fiscal 2007 on our goodwill and other indefinite-lived intangible assets and determined that the carrying amounts of these assets did not exceed their respective fair values, and therefore, no impairment existed. When determining fair value, we utilize various assumptions, including projections of future cash flows, growth rates and discount rates. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts. In the event such a decrease occurred, we would be required to record a corresponding charge, which would impact earnings. We would also be required to reduce the carrying amounts of the related assets on our balance sheet. We continue to evaluate these estimates and assumptions and believe that these assumptions are appropriate.

In performing the impairment analysis for franchise rights acquired, the fair value for the Company’s franchise rights acquired is estimated using a discounted cash flow approach. This approach involves projecting future cash flows attributable to the franchise rights and discounting those estimated cash flows using an appropriate discount rate. The estimated fair value is then compared to the carrying value of the unit of accounting for those franchise rights. In determining the appropriate unit of accounting, we have concluded, in accordance with EITF 02-7 “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets,” that the unit of accounting for each franchise right acquired is the country corresponding to the acquired franchise territory. The carrying values of these franchise rights acquired in the United States, Canada, United Kingdom, Australia/New Zealand and other countries at January 3, 2009 were $656.6 million, $59.4 million, $11.5 million, $10.6 million and $5.5 million, respectively, totaling $743.6 million.

We estimate future cash flows for each unit of accounting by utilizing the historical cash flows attributable to the rights in that country and then applying a growth rate using a blend of the historical operating income growth rates for such country and expected future operating income growth rates for such country. We utilize operating income as the basis for measuring our potential growth because we believe it is the best indicator of the performance of our business. The blended growth rates used in our discounted cash flow analysis ranged from 0% to approximately 10.0% in fiscal 2007. Due to the impact of the economic environment toward the end of fiscal 2008, we lowered our blended growth rate assumption range to a decline of approximately 2.0% to a growth of approximately 8.5% for our fiscal 2008 discounted cash flow analysis.

We then discount the estimated future cash flows utilizing a discount rate. The discount rates for each unit of accounting are based on the risk-free rate of return on long-term Treasury securities, market risk premiums and entity specific factors. The discount rates used in our fiscal 2007 impairment test averaged approximately 10%. The discount rates used in our fiscal 2008 impairment test averaged approximately 5%, as a result of the interest rate environment at the end of fiscal 2008. We also make certain assumptions as to the terminal value of the unit of accounting based on the size of the market, recent performance and anticipated future performance.

At the end of fiscal 2008, we estimated that over 99% of the carrying value of our franchise rights acquired had a fair value of at least 1.5 times their respective carrying amounts and over 90% of the carrying value of our franchise rights acquired had a fair value of at least 7.5 times their respective carrying amounts. In NACO, our region which held approximately 88% of the franchise rights acquired, the aggregate fair value of our franchise rights acquired was approximately 7.6 times the aggregate carrying value. Given that there is a significant difference between the fair value and carrying value of our franchise rights acquired, we believe there are currently no reasonably likely changes in assumptions that would cause an impairment.”

In addition, following the end of fiscal 2008, the Company performed an interim impairment test during the second quarter of fiscal 2009. The results of this interim impairment test indicated that no impairment existed. The blended growth rates used in this interim discounted cash flow analysis ranged from a decline of approximately 2.0% to a growth of approximately 8.5% and the discount rates used in this interim discounted cash flow analysis averaged approximately 11%.

Comparison of Fiscal 2008 (53 weeks) to Fiscal 2007 (52 weeks), page 36

3.	Address the additional week in your discussion of the results of operations for fiscal 2008 as compared to fiscal 2007.

COMPANY RESPONSE:

The Company’s fiscal year ends on the Saturday closest to December 31st and consists of either 52- or 53-week periods. Fiscal 2008 contained 53 weeks, while fiscal 2007 contained 52 weeks. The 53rd week in fiscal 2008, which began on December 28, 2008 and ended on January 3, 2009, contributed globally an additional $13.6 million in net revenues, or 0.9%, and additional operating income of $3.5 million, or 0.8%, to fiscal 2008. The 53rd week also contributed globally 0.9 million, or 0.7%, in additional paid weeks and 0.4 million, or 0.7%, in additional attendances, to fiscal 2008. The impact of the 53rd week in fiscal 2008 was primarily attributable to NACO, as a majority of our international meeting operations were closed during this week for the holiday period. In response to the Staff’s comment, the Company intends to expand its disclosure in future filings, as appropriate, to include an analysis similar to the above to discuss the impact of a 53rd week when comparing its year-over-year results of operations.

Liquidity and Capital Resources, page 43

4.	Please expand to discuss your plan for paying principal of long-term debt when due in the next few years in light of your current credit ratings and the current economic situation.

COMPANY RESPONSE:

The Company routinely assesses its long-term debt obligations and the appropriate strategies to repay them, in light of market and economic conditions and the Company’s performance, financial condition and credit ratings. On March 30, 2009, Moody’s affirmed its “Ba1” rating for the Company’s credit facility and, on March 20, 2008, Standard & Poor’s affirmed its “BB+” rating for the Company’s credit facility.

The Company currently plans to meet its long-term debt obligations by using its cash flows provided by operating activities and opportunistically using other means to repay or refinance its obligations as it determines appropriate. The Company recently gained greater flexibility with respect to its long-term debt obligations by amending its credit facility on June 26, 2009 to allow it to make loan modification offers to lenders in order to extend the maturity date of its loans and/or reduce or eliminate the scheduled amortization of the applicable term loans. This amendment also permits the incurrence of up to an additional $200 million of incremental term loan financing through the creation of a new tranche of term loans, subject to certain restrictions, including the requirement that the proceeds from such term loans be used solely to repay certain of the Company’s revolving loans and permanently reduce the commitments of certain revolving lenders.

In response to the Staff’s comment, the Company intends to expand its disclosure in future filings, as appropriate, to include a discussion of its approach to meeting its long-term debt obligations.

Notes to Consolidated Financial Statements

Note 14. Commitments and Contingencies, page F-22

5.	Please tell us any exposure that you may have for U.S. and state employment taxes. We note your disclosure on page 11 that you have 52,000 employees and service providers. Please tell us how many in this total are treated as employees and the number of those that are treated as service providers. Please tell us your rationale for not treating service providers as employees.

COMPANY RESPONSE:

Of the Company’s approximately 52,000 employees and services providers worldwide as of the end of fiscal 2008, approximately 22,750 are located in the United States and all are treated as employees for U.S. and state employment tax purposes. Accordingly, in the United States, the Company does not have any exposure to U.S. and state employment tax issues similar to those presented in the U.K. self-employment matter. In the non-U.S. jurisdictions in which the Company operates, whether service providers are treated as employees depends on various factors, including local laws, rules and regulations, historic practice and local custom.

U.K. Self-Employment Matter, page F-23

6.	Please quantify your exposure.

COMPANY RESPONSE:

The Company evaluates on a regular basis, in accordance with SFAS 5, its exposure with respect to its appeal of HMRC’s notices of determination and decisions for “Pay As You Earn” (“PAYE”) related to the self-employment status of its leaders and certain other service providers in the United Kingdom and HMRC’s corresponding claim for national insurance contributions (“NIC”). Based in part upon advice of legal counsel, the Company believes it will ultimately prevail in its appeal and thus has not formed the conclusion at this time that it is probable that a loss has been incurred. Therefore, in accordance with SFAS 5, the Company has not made an accrual for a loss contingency with respect to this matter. However, as there is a possibility of loss, the Company believes that the estimated range of possible loss for this matter at the end of the second quarter of fiscal 2009 is between $0 and $23.4 million; the upper end of this range represents the total amount that HMRC has assessed against the Company to date for PAYE and NIC, which was disclosed in prior filings. Although the Company has not yet been assessed by HMRC for the period from April 2007 to the end of the second quarter of fiscal 2009, if the Company were unsuccessful in its appeal, it believes it has an additional estimated range of possible loss for this matter of between $0 and $9.8 million; the upper end of this range was determined following the methodology utilized by HMRC in its notices of determination and decisions. In response to the Staff’s comment, the Company intends in future filings to update its disclosure of this matter to include estimated ranges of loss in accordance with SFAS 5.

Note 15. Segment and Geographical Data, page F-24

7.	We note that you have only two reportable segments. Please tell us your consideration of the guidance in paragraphs 10-15 and 17 of SFAS 131. Include in your response the factors you considered in concluding that your operating segments had similar economic characteristics including similar long-term average gross margins. Furnish us with the reports provided to your chief operating decision maker (CODM) and if applicable, segment managers.

COMPANY RESPONSE:

For purposes of this discussion, the term “Weight Watchers International” refers to the business of Weight Watchers International, Inc. and all of its subsidiaries except for WeightWatchers.com, Inc. and all of its subsidiaries. The term “WeightWatchers.com” as used in this discussion refers to the business of WeightWatchers.com, Inc. and all of its subsidiaries.

Weight Watchers International generates revenue primarily by selling services and products to support-inclined customers in a meeting room environment in order to assist its customers in their weight loss efforts. WeightWatchers.com generates revenue primarily by selling online subscriptions to Internet products on its websites to self-help-inclined customers in order to assist its customers in their weight loss efforts.

Our chief operating decision maker (“CODM”) is our President and Chief Executive Officer. The CODM regularly reviews the Company’s results of operations in order to assess performance and allocate resources across the Company. On at least a quarterly basis, the CODM reviews various reports on the Company’s financial results for the Weight Watchers International and WeightWatchers.com businesses. The financial information for each reportable segment is generally summarized for the CODM by geographic region, including, in the case of Weight Watchers International, the following major geographic regions: North America, United Kingdom, Continental Europe and Australia/New Zealand.

The Company identified the operating segments of Weight Watchers International as the major geographic regions in which it operates based on the following factors:

•	Each operating segment engages in business activities from which it earns revenues and incurs expenses;

•	The operating results of each operating segment are regularly reviewed by the CODM, who uses such information to assess performance and make decisions about resource allocation across the Company; and

•	Discrete financial information is available for each operating segment.

Following its review of the identified operating segments of Weight Watchers International, the Company concluded it was appropriate to aggregate the identified operating segments into one reportable segment. The Company believed, and continues to believe, that these operating segments have similar economic characteristics so that they can be expected to have essentially the same future prospects. Therefore, separate reporting of information for these operating segments would not add significantly to an investor’s understanding of Weight Watchers International. In consideration of the aggregation criteria provided for in paragraph 17 of SFAS 131, the Company considered the following factors in concluding that aggregation was appropriate:

•

The entire meeting room experience is very similar across the geographic regions of Weight Watchers International, including the programs and materials used to instruct customers on weight loss and products sold to customers in the meeting room.

•

The nature of the production processes used to develop the services offered by Weight Watchers International in each geographic region is similar. The products distributed by Weight Watchers International to customers are purchased in the form of finished goods and therefore, the products are not subject to a production process by Weight Watchers International, although the procurement of the products in each geographic region is similar.

•	The type of customer for Weight Watchers International’s products and services in each geographic region is similar.

•	The methods used to distribute Weight Watchers International’s products and provide its services are similar in each geographic region.

Weight Watchers International is not subject to specific regulatory requirements, such as banking, insurance or public utilities. As a result, this factor was not considered applicable to Weight Watchers International in determining similarity for aggregation of operating segments. In addition, the aggregation of these operating segments is consistent with the objective and basic principles of SFAS 131.

Furthermore, the Company also evaluated certain key performance indicators of the major geographic regions of Weight Watchers International for the current and prior periods. These key performance indicators included meeting revenue per attendee (including meeting fees per attendee and product sales per attendee), gross margin and operating income margin. The Company examined both the long-term average resulting calculations as well as the trends in these indicators over the selected periods. Based on the results of the Company’s analysis, it determined that the key performance indicators and/or the trends within certain of these key performance indicators, after considering the development lifecycle and investment stage of each geographic region, were within a reasonable range.

In contrast to Weight Watchers International, whose volumes are generally measured in terms of paid weeks and attendances, volumes in WeightWatchers.com are generally measured in terms of paid weeks and active online subscribers. Additionally, due to the lower cost structure of WeightWatchers.com, its margins have typically been of a significantly higher order of magnitude than those for Weight Watchers International. As such, the Company concluded that Weight Watchers International and WeightWatchers.com do not have similar economic characteristics. As a result of the foregoing analysis, the Company determined that it was appropriate for Weight Watchers International (as aggregated) to be a separate reportable segment from WeightWatchers.com.

The Company is providing the Staff on a confidential and supplemental basis, under the cover of a separate letter dated the date hereof, reports provided to the CODM for fiscal 2008.

8.	Please disclose the amount of goodwill for each segment.

COMPANY RESPONSE:

The Company’s goodwill by reportable segment at the end of fiscal 2008 was $25.1 million related to the Weight Watchers International segment and $26.2 million related to the WeightWatchers.com segment, totaling $51.3 million.

In response to the Staff’s comment, the Company intends in future filings to update its disclosure to include the amount of goodwill by reportable segment.

*************************

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Ann M. Sardini, our Chief Financial Officer, at (212) 589-2709.

Thank you for your assistance in connection with this matter.

Very truly yours,

/s/ Ann M. Sardini
Ann M. Sardini
Chief Financial Officer

cc:	Sharon Virga, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Jeffrey A. Fiarman, Executive Vice President, General Counsel and Secretary